Exhibit 12(b)
PPL ENERGY SUPPLY, LLC AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Millions of Dollars)

	3 Months Ended March 31,	12 Months Ended December 31,
	2009	2008	2007	2006	2005	2004
Earnings, as defined:
Income from Continuing Operations Before Income Taxes	$258	$1,109	$1,118	$866	$649	$851
Less earnings of equity method investments	1	3	5	7	7	5
Distributed income from equity method investments		3	7	3	5	5
	257	1,109	1,120	862	647	851

Total fixed charges as below	78	390	388	326	307	289
Less:
Capitalized interest	18	56	54	21	7	5
Interest expense related to discontinued operations			27	29	28	22
Total fixed charges included in Income from Continuing Operations Before Income Taxes	60	334	307	276	272	262

Total earnings	$317	$1,443	$1,427	$1,138	$919	$1,113

Fixed charges, as defined:
Interest on long-term debt	$66	$345	$353	$296	$259	$255
Interest on short-term debt and other interest	7	27	24	16	26	23
Amortization of debt discount, expense and premium - net	1	2	(3)	(1)	7	(6)
Estimated interest component of operating rentals	4	15	14	15	15	17
Fixed charges of majority-owned share of 50% or less-owned persons		1

Total fixed charges (a)	$78	$390	$388	$326	$307	$289

Ratio of earnings to fixed charges	4.1	3.7	3.7	3.5	3.0	3.9

(a)	Interest on unrecognized tax benefits is not included in fixed charges.